February 11, 2019

Thomas E. Messier
Chief Executive Officer and Chairman of the Board
Medalist Diversified REIT, Inc.
11 S. 12th Street, Suite 401
Richmond, Virginia 23219

       Re: Medalist Diversified REIT, Inc.
           Registration Statement on Form S-11
           Filed January 31, 2019
           File No. 333-229436

Dear Mr. Messier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities